UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 31, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Minefinders Corporation Ltd. (the “Company”) will be held on Wednesday, May 7, 2008 at the Vancouver Marriott Pinnacle Downtown Hotel, 1128 West Hastings Street, Vancouver, British Columbia, Canada, at 2:30 in the afternoon for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2007 and the auditors’ report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint BDO Dunwoody LLP, Chartered Accountants, as the Company’s auditors for the ensuing financial year and to authorize the directors to set the auditors’ remuneration; and

4.	To transact such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on March 20, 2008 will be entitled to notice of the meeting.

The Board of Directors has by resolution fixed 5:00 in the afternoon (Eastern daylight time) on May 5, 2008 as the time by which proxies to be used or acted upon at the Meeting shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia, this 5th day of March, 2008.

BY ORDER OF THE BOARD

“Mark H. Bailey”

Mark H. Bailey
President and Chief Executive Officer

NOTE:	If you are unable to attend in person, please complete, date, sign and return the enclosed form of proxy.

MINEFINDERS CORPORATION LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

          This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Minefinders Corporation Ltd. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Management Information Circular (the “Circular”) to the Meeting include any adjournment or adjournments thereof. This material was first sent to shareholders on or about March 31, 2008. The Company will bear all costs in connection with the printing and mailing of the enclosed materials as well as the cost of solicitation of proxies. To the extent necessary to assure adequate representation at the Meeting, solicitation of proxies may be made by directors, officers and regular employees of the Company directly as well as by mail and by telephone.

          The Board of Directors of the Company has fixed the close of business on March 20, 2008 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting.

          Unless otherwise stated, the information contained in this Circular is as of March 5, 2008. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars and United Stated dollars are referred to as “US$”.

Appointment and Revocation of Proxies

          The persons designated in the accompanying form of proxy are directors and officers of the Company. A shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy to represent him or her at the Meeting. The person need not be a shareholder. This right may be exercised either by inserting in the space provided the name of the other person a shareholder wishes to appoint or by completing another proper form of proxy. Shareholders who wish to be represented at the Meeting by proxy must deposit their form of proxy prior to 5:00 in the afternoon (Eastern daylight time) on May 5, 2008 at the office of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

          A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

          A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited at the office of the Company (Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Attention: Corporate Secretary) or at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Exercise of Discretion by Proxies

          Common shares of the Company (the “Common Shares”), represented by a valid proxy in favour of the person or persons designated in the enclosed form of proxy, will be voted or withheld from voting in accordance with the instructions given on any ballot which may be called for in respect of matters referred to in the accompanying Notice of Meeting and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted in accordance with the specification so made. The Common Shares will be voted in favour of any matter for which no specification has been made.

          The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the Notice of Meeting and other matters that may properly come before the Meeting. Management is not aware of any amendments to matters identified in the Notice of Meeting or of any other matters that are to be presented for action. If any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Registered and Non-Registered Shareholders

          A holder of Common Shares of the Company may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by the Company through its transfer agent, Computershare Investor Services Inc. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “non-registered” or “beneficial” shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of share ownership.

          A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to the Company and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder’s latest proxy card will be valid.

          Most shareholders of the Company are “non-registered” or “beneficial” shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation, in which the intermediary is a participant. Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

          Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but not otherwise completed. These are procedures to permit the non-registered holders to direct the voting of the Common Shares which they beneficially own.

          If a non-registered holder wishes to attend and vote in person at the Meeting, he or she must insert his or her own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

Voting Securities and Principal Holders Thereof

          As of March 5, 2008, 49,547,524 Common Shares in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 20, 2008. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later then ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend the Meeting and vote in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the Notice of Meeting, to vote the Common Shares held by them by proxy.

          As of March 5, 2008, based on information available to the Company, the following shareholder beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10 per cent or more of the voting rights attached to any class of voting securities of the Company:

Class of Securities	Name of Shareholder	Number of Securities Beneficially Owned, or Controlled or Directed By Such Shareholder	Percentage of the Class

Common	Beutel, Goodman & Company Ltd.	5,290,850	10.68

Election of Directors

          Under the articles of the Company, the Board of Directors may consist of a minimum of three and a maximum of nine directors. At present there are five directors and the Board of Directors has fixed the number of directors at five for the term of office commencing with this election. At the Meeting, the five persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the persons named hereunder. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Company or until his successor is duly elected.

          The following table sets out certain information with respect to all persons proposed to be nominated by management for election as directors. The shareholders can vote for or withhold voting on the election of each director on an individual basis.

Name and place of residence	Principal occupation and business experience within the last five years	Director since	Common Shares owned, controlled or directed (1)

Mark H. Bailey Washington, U.S.A.	President and Chief Executive Officer of the Company	July 27, 1995	795,000
James M. Dawson (2)(3)(5) British Columbia, Canada	President, Dawson Geological Consultants Ltd.	March 18, 1996	Nil
H. Leo King (2)(3)(4)(5) British Columbia, Canada	President, International Barytex Resources Ltd., a mining company	May 15, 1996	45,000
Robert L. Leclerc (2)(3)(4) Nevada, U.S.A.	Chairman of the Company since 2004; Business consultant since 2003	March 27, 1997	200,000
Anthonie Luteijn (3)(4)(5) British Columbia, Canada	President of A. Luteijn Mining Consulting Services	June 10, 2004	Nil

(1)	Information respecting holdings of Common Shares has been provided by individual directors.

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Nominating Committee

(5)	Member of the Technical and Commercial Oversight Committee

Compensation of Directors

          During the most recently completed financial year, all directors, other than the Chief Executive Officer, received an annual fee of $20,000. The Chairman of the Board received an additional annual fee of US$40,000. The Chairman of the Audit Committee received an annual fee of $5,000 and all other Committee Chairmen received an annual fee of $2,500. All directors, except the Chief Executive Officer, received an additional fee of $1,000 for each meeting of directors or of committees that they attended.

          Directors are also eligible to participate in the Company’s stock option plan. During the most recently completed financial year, the Company granted stock options to purchase an aggregate of 450,000 Common Shares to directors, including grants made to the Chief Executive Officer.

Governance Practices

Board of Directors

          In compliance with the requirements of the Business Corporations Act (Ontario), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board has adopted a written mandate, the text of which is set out below:

Summary

          The Board is responsible for the stewardship of the Company, for ensuring that the interests of shareholders, creditors, employees and the community are properly served, and ensuring that the Company acts in a lawful, ethical and responsible manner.

Responsibilities

(1)	To act honestly and in good faith with a view to the best interests of the Company.

(2)	To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

(3)	Consistent with its responsibilities to its employees and other stakeholders, to the communities within which it works, and to their governments, to further the interests of the shareholders.

(4)	To consider opportunities and risks of the business and strategic alternatives, and to select and approve an annual strategic plan.

(5)	To approve an annual operating plan and any capital budget plans.

(6)	To ensure that the Company has effective internal control and management information systems.

(7)	To select a chief executive officer, approve all key executive appointments, and to monitor the executive development process to ensure management continuity.

(8)	To satisfy itself as to the integrity of the executive officers and to ensure that they create a culture of integrity throughout the Company.

(9)	To appoint a chairman of the Board.

(10)	To make certain that the technical basis of business decisions is sound, so as to prevent, to the greatest extent possible, economic or other error.

(11)	To ensure that the Company has the financial and other resources sufficient to meet its commitments to lenders, employees, and other stakeholders.

(12)	To take action, separate from management, on issues that by law or practice require the independent action of the Board or one of its Committees.

(13)

To ensure that the Company has effective programs in place to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

(14)

To ensure that the Company has an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities and, through its Chairman, receive and consider responses and other communications.

Composition of the Board

Director	Independent or Not Independent	Directorships in other public companies	Attendance at meetings (1)

Mark H. Bailey (2)	Not	Dynasty Metals & Mining Inc.; Entree Gold Inc; Northern Lion Gold Corp.	7

James M. Dawson	Independent	None	7

H. Leo King	Independent	Grid Capital Corp.; International Barytex Resources Ltd.; Kobex Resources Ltd.; Pacific Imperial Mines Inc.	7

Robert L. Leclerc	Independent	None	7

Anthonie Luteijn	Independent	International Barytex Resources Ltd.	7

(1)	There were seven Board meetings in 2007.

(2)	Mark H. Bailey is President and Chief Executive Officer of the Company and, therefore, is not independent.

          There is a majority of independent directors. The independent directors do not hold separate, regularly-scheduled meetings which only they attend. However, when the Board considers it appropriate, management is asked to step out of Board meetings so that independent directors may meet in executive session. Two such executive sessions were held during the financial year ended December 31, 2007.

          Robert L. Leclerc is the independent Chairman of the Board of Directors. His role and responsibilities, which are set out in a written position description, include leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the Board, its committees and each director; leading the Board’s assessment of the performance of the Chief Executive Officer and his management team; and taking the lead in the Company’s adherence to the highest standards of corporate governance.

          Mark H. Bailey is the President and Chief Executive Officer of the Company. His responsibilities are set out in a written position description developed in consultation between Mr. Bailey and the Board.

Committees of the Board

          There are four committees of the Board: Audit, Compensation, Nominating, and Technical and Commercial Oversight.

          The Audit Committee consists of three independent directors, Robert L. Leclerc (Chairman), James M. Dawson and H. Leo King. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee.

          The Committee meets regularly with the Chief Executive Officer, the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Committee reviews and recommends to the Board for approval the annual financial statements and Management’s Discussion and Analysis (“MD&A”), reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities.

          Additional information regarding the Company’s Audit Committee is contained in the Company’s Annual Information Form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached as an Appendix to the AIF. The AIF is available on SEDAR at www.sedar.com or may be obtained without charge by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

          The Compensation Committee consists of all four independent directors, James M. Dawson (Chairman), H. Leo King, Robert L. Leclerc and Anthonie Luteijn. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee operates independently of management and has full authority to require management to perform studies and furnish any information it requires in performance of its duties. The process followed by the Committee in respect of compensation and compensation arrangements is described under “Report on Executive Compensation”.

          The Nominating Committee consists of three independent directors, H. Leo King (Chairman), Robert L. Leclerc and Anthonie Luteijn. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include annually considering the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; and providing orientation programs for new directors and continuing development programs for existing directors. Under the direction of the Committee Chairman, members communicate as appropriate and, when required, hold formal meetings. The Committee meets in the absence of members of management and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

          The Technical and Commercial Oversight Committee is composed of three independent directors, Anthonie Luteijn (Chairman), James M. Dawson and H. Leo King, each of whom has special knowledge, expertise and experience in the mining industry. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The responsibilities of this Committee include considering and evaluating technical studies prepared by or for the Company; recommending to the Board annual mine plans and budgets derived from those plans; evaluating long-term mine plans; and reviewing the impact of proposed changes in applicable laws, emerging practices and other technical initiatives in the mining industry. The Committee has the authority to engage and compensate a third party to provide consulting and technical services. The Board may engage any of the Committee members to perform similar services for the Committee at rates consistent with prevailing industry rates for such services.

Orientation, Education and Effectiveness

          As part of an orientation program provided by the Nominating Committee, new directors are provided with a complete set of the Company’s public filings for the previous twelve months and meet with the Chief Executive Officer and Chief Financial Officer to review the Company’s business, operations and finances. They are also encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. In addition to the responsibilities assumed by the Committees of the Board, it is the continuing obligation of the Chairman of the Board and the Chief Executive Officer and his senior executives to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Four of the five directors have additional responsibilities to maintain their particular professional standings and competence. Any director may, with Nominating Committee approval, attend an educational course at the Company’s expense.

          As noted in “Composition of the Board”, in addition to the Nominating Committee’s responsibilities, the Chairman of the Board is responsible for monitoring and reporting to the Board on his assessment of the effectiveness of the Board, its committees and each director. This is not a formal process of assessment, but this matter is considered each year when the Board considers the number of directors and identifies the specific nominees for election that it wishes to recommend to the shareholders.

Code of Ethics

          The Board has adopted a written Code of Ethics (the “Code”), which is available on SEDAR at www.sedar.com. Alternatively, copies may be obtained without charge by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or real breaches so that it may investigate and take action. The Board recognises its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code has been circulated to all employees, all of whom understand that it will be enforced.

Whistleblower Policy

          The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who believe that a violation of the Code has occurred or who have concerns regarding corporate accounting practices, internal controls or auditing to report such violation or concerns on a confidential basis. Reports can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. The Chairman of the Audit Committee will be informed of any reported incidents and it is his responsibility to investigate and resolve all reported complaints and allegations.

Potential Conflicts of Interest

          When proposed material transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest must be disclosed and the persons who have such an interest are excluded from all discussion on the matter and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

Compensation of Named Executive Officers

          The table below provides compensation information for the three financial years ended December 31, 2007 for the Chief Executive Officer and Chief Financial Officer and the two

other most highly compensated executive officers of the Company (collectively referred to as the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Other ($) (2)	Securities under Options Granted (#)

Mark H. Bailey President and Chief Executive Officer	2007 2006 2005	273,664 258,425 225,358	100,000 105,000 80,836	14,949 Nil Nil	150,000 150,000 50,000
Gregory D. Smith Chief Financial Officer (3)	2007 2006	168,500 25,090	70,000 8,437	1,152 Nil	100,000 80,000
Tench C. Page Vice President, Exploration	2007 2006 2005	169,567 178,610 181,740	70,000 52,500 46,192	33,250 Nil Nil	100,000 150,000 50,000
Gregg Bush Vice President, Operations (4)	2007	117,923	70,000	2,792	200,000

(1)	Bonuses that were payable for the financial year but were not paid until the succeeding year.

(2)	Includes vacation pay and medical insurance paid by the Company.

(3)	Mr. Smith began employment with the Company on October 28, 2006 and became Chief Financial Officer on November 15, 2006.

(4)	Mr. Bush began employment with the Company on April 30, 2007.

Option Grants During The Most Recently Completed Financial Year

          The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the terms of the 2003 Stock Option Plan.

Name	Securities Under Options Granted # (1)	Per Cent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Mark H. Bailey	150,000	10.5	9.57	9.57	September 5, 2012
Gregory D. Smith	100,000	7	9.57	9.57	September 5, 2012
Tench C. Page	100,000	7	9.57	9.57	September 5, 2012
Gregg Bush	80,000 120,000	5.6 8.4	12.46 9.57	12.46 9.57	March 12, 2012 September 5, 2012

(1)     The class of securities underlying all stock options is Common Shares.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

          The following table shows stock options exercised by the Named Executive Officers during the year ended December 31, 2007 and year-end option values.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Number of Unexercised Options at December 31, 2007		Value of Unexercised in-the- money Options at December 31, 2007 ($) (2)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Mark H. Bailey	300,000	1,215,000	700,000	Nil	1,336,500	Nil
Gregory D. Smith	Nil	—	180,000	Nil	361,800	Nil
Tench C. Page	200,000	810,000	500,000	Nil	1,076,000	Nil
Gregg Bush	Nil	—	200,000	Nil	198,000	Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2007 of $11.22 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Termination of Employment, Change in Responsibilities and Employment Contracts

          Each of Mark H. Bailey, President and Chief Executive Officer, and Tench C. Page, Vice President, Exploration, has entered into an employment agreement with the Company. Each agreement is for an indefinite term and provides for certain lump sum payments if the Company terminates the employee’s employment on less than two years’ written notice or demotes him and he voluntarily resigns. If a change of control of the Company is followed by a termination of employment under specified circumstances, the employee shall be paid a cash payment equal to three times the total of his annual base salary plus bonus. The specified circumstances include (i) the termination of employment within one year of a change of control or (ii) a voluntary resignation for “good reason” within one year of a change of control. The expression “good reason” is defined to include any one of four acts of employer constructive dismissal: the assignment of lower level status or responsibility, a reduction in base salary, a requirement to relocate, or a change in employee participation in, or benefits under, the Company’s benefit plans. Additionally, in the final 30 days of the one-year period referred to above the employees may resign for any reason or no reason at all and be entitled forthwith to the cash payment calculated as specified above.

          Each of the other Named Executive Officers has entered into an employment agreement for an indefinite term. The agreements provide for certain lump sum payments if the Company terminates the individual’s employment in the ordinary course or after a change of control and also provides for the right of the individual to resign after a change of control and be paid a cash payment equal to one year’s salary.

Composition of the Compensation Committee

          The Company’s Compensation Committee consists of all of the independent directors, namely James M. Dawson (Chairman of the Committee), H. Leo King, Robert L. Leclerc and Anthonie Luteijn. The Committee reviews all compensation matters, makes awards as it sees fit under the Company’s 2003 Stock Option Plan, and otherwise makes recommendations to the Board of Directors. No recommendations have been denied or modified by the Board.

Report on Executive Compensation

          The compensation philosophy of the Compensation Committee is designed to reward performance and to be competitive with the compensation arrangements and programs established by other mining companies with which the Company compares itself. The Compensation Committee evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, recommends compensation for the executive officers to the Board.

          In establishing compensation objectives for executive officers, the Compensation Committee seeks to:

(1)	motivate executives to achieve important corporate performance objectives and reward them when such objectives are met;

(2)	recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

(3)	align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s 2003 Stock Option Plan.

          Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees, and long-term incentive in the form of stock options.

          Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. Bonus targets are set by the Compensation Committee in collaboration with the Board and consultation with the Chief Executive Officer. In formulating its views and recommendations regarding compensation components, the Compensation Committee refers to industry data available from SEDAR filings or other publicly referenced material and may consult independent advisors.

          At the end of each year, the Compensation Committee reviews actual performance against the corporate objectives and bonus targets set earlier. The assessment of whether the objectives and targets for 2007 were met included, but was not limited to, considering the quality and measured progress of the Company’s exploration and development projects, raising of capital and the desirability of pursuing merger or acquisition opportunities. The focus for 2007 was the Company’s Dolores mine development project in Chihuahua, Mexico and measurement of bonus payout was made using the aforementioned criteria in the context of advancing this important project. The Compensation Committee and the Board, with Mr. Bailey not participating in the decision or in Board deliberations, decided to pay an aggregate of $310,000 in bonuses to the four executives who participated in the program. The amount paid is shown in the Summary Compensation Table.

          Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Company. The size of awards made subsequent to the commencement of employment takes into account stock options already held by the individual.

          The foregoing factors and criteria are used to assess the appropriate compensation level for the Company’s Chief Executive Officer.

Performance Graph

          The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on the Common Shares against the cumulative total return of the S&P/TSX Composite Index for the period December 31, 2002 to December 31, 2007. The graph assumes an investment of $100 on December 31, 2002 and the reinvestment of dividends paid during the five year period.

Securities Authorized for Issuance under Equity Compensation Plans

          Until February 23, 2006, the Company had two “fixed ceiling” incentive stock option plans, a plan dated April 16, 2003, as amended, (the “2003 Plan”) and a plan dated January 23, 1998, as amended, (the “1998 Plan”).

1998 Plan

          On February 23, 2006 the 1998 Plan was terminated by the Board. Options previously awarded under the 1998 Plan that were fully vested and outstanding at the date of termination of the 1998 Plan were allowed to remain outstanding. As at the date of this Management Information Circular, 150,000 of those options, which represents less than 1 per cent of the Company’s current outstanding capital, are still outstanding and continue to be governed by the provisions of the 1998 Plan. 969,278 Common Shares, which represents 2 per cent of the Company’s current outstanding capital, have been issued upon the exercise of options.

          On March 12, 2007, the Board amended the 1998 Plan to include a cashless exercise provision identical to the provision in the 2003 Plan. Rather than exercise an outstanding option in the normal course, an option holder may elect to terminate an outstanding option, in whole or in part and receive the number of shares which has a total dollar value equal to the number of shares covered by the terminated option multiplied by the difference between the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination and the exercise price per share. No shareholder approval of the amendment was required by the TSX because the general amendment procedure in the 1998 Plan was found to be sufficient.

2003 Plan

          Under the 2003 Plan, 5,574,000 Common Shares, which represents 11 per cent of the Company’s current outstanding capital, were reserved for issuance. As at the date of this Management Information Circular, options to purchase 4,108,000 Common Shares, which represents 8 per cent of the Company’s current outstanding capital, are outstanding. 1,039,987 Common Shares, which represents 2 per cent of the Company’s current outstanding capital, are available for future awards of options. 426,013 Common Shares, which represents less than 1 per cent of the Company’s current outstanding capital, have been issued upon the exercise of options.

          Administration of the 2003 Plan and the authority to make grants thereunder has been delegated to the Compensation Committee by the Board of Directors. Grants of stock options may be awarded to directors, officers, employees and consultants of the Company and any of its affiliates, and to consultant companies and it is solely within the discretion of the Compensation Committee to determine who should receive stock options and in what amounts. The Committee may issue a majority of the options to insiders of the Company. However, in no case will the number of shares reserved for issuance to any one individual under the 2003 Plan exceed 5 per cent of the issued and outstanding shares of the Company (as at the date of this Management Information Circular, this would represent 2,477,376 shares).

          The exercise price of an option may not be less than the closing trading price of the Company’s Common Shares on the last trading day immediately preceding the date on which an option is granted.

          Rather than exercise an option in the normal course, an option holder may elect to terminate an option in whole or in part and receive the number of shares which has a total dollar value equal to the number of shares covered by the terminated option multiplied by the difference between the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination and the exercise price per share.

          The expiry date of each option is fixed at the time the option is awarded, provided that no option may have a term of greater than ten years. In the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death or disability, his or her option will expire on the earlier of the expiry date and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause. In the event of the death or disability of an option holder, his or her option will expire six months after the date of death or termination for disability or on the expiry date, whichever is earlier. In the event of a change of control or impending change of control the Compensation Committee may, if it reasonably determines that it is necessary or desirable to do so, deal with outstanding options in a manner that it deems to be fair and reasonable in light of the circumstances.

          The Compensation Committee may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events. An option may not be assigned or transferred, except that it will be exercisable by the personal representative of an option holder in the event of an option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

          The Board of Directors may amend the 2003 Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, the Company’s shareholders.

          The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	4,198,000	$9.26	1,139,987
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	4,198,000	$9.26	1,139,987

Liability Insurance

          The Company has purchased liability insurance and has, in addition, agreed to indemnify directors and officers of the Company against all costs, charges and expenses reasonably incurred by them in respect of certain proceedings to which they may be made party by reason of their status as directors or officers of the Company. The indemnification is extended to directors and officers provided they have acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, on the condition the director or officer had reasonable grounds for believing his conduct was lawful. The amount of the premium paid in respect of directors and officers as a group was US$271,311 and the policy coverage is US$20,000,000 per claim and in aggregate in any policy year. The first US$250,000 of expense for the Company per claim is not covered by the policy.

Appointment and Remuneration of Auditors

          Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Additional Information

          Additional financial information is provided in the Company’s comparative audited consolidated financial statements and MD&A for the financial year 2007, which are available on SEDAR at www.sedar.com or may be obtained without charge by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. Other information is also available on SEDAR at www.sedar.com and on the Company’s website at www.minefinders.com.

Other Business

          Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Directors’ Approval

          The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

          Dated at Vancouver, British Columbia this 5th day of March, 2008.

ON BEHALF OF THE BOARD

“Mark H. Bailey”

Mark H. Bailey
President and Chief Executive Officer

MINEFINDERS CORPORATION LTD.

9th Floor, 100 University Avenue
Toronto Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 7, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 5, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

15FE08123.E.SEDAR/000001/000001/i

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Appointment of Proxyholder
The undersigned shareholder (“Registered Shareholder”) of Minefinders Corporation Ltd. (the “Company”) hereby appoints: Mark H. Bailey, or failing him Robert L. Leclerc	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Minefinders Corporation Ltd. to be held at the Marriott Pinnacle, 1128 W Hastings St, Vancouver, B.C., V6E 4R5, on 7 May 2008 at 2:30 PDT and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Mark H. Bailey	☐	☐	02. James M. Dawson	☐	☐	03. H. Leo King	☐	☐
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04. Robert L. Leclerc	☐	☐	05. Anthonie Luteijn	☐	☐

	For	Withhold
2. Appointment of Auditors
Appointment of BDO Dunwoody LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

MM / DD / YY

Interim Financial Statements	☐	Annual Report	☐
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.		Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 6 8 6 3	A R 1	M F K Q	+

MINEFINDERS CORPORATION LTD.

2008 Request for Annual and Interim Financial Statements

National Instrument 51-102, Continuous Disclosure Obligations, requires the Corporation to send annually to the registered holders and beneficial owners of its securities a request form that they may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion &Analysis (“MD&A”) for the annual statements, the interim financial statements and MD&A for the interim financial statements, or both.

As an alternative to receiving these documents by mail, they are available on SEDAR at www.sedar.com.

If you wish to receive printed copies of any of these documents, please complete this form and return it to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

or submit your request online at www.computershare.com/mailinglist. Do not return this request by mail if you have submitted your request online.

REQUEST TO RECEIVE FINANCIAL STATEMENTS OF
MINEFINDERS CORPORATION LTD.

☐    Yes     ☐ No     Interim Financial Statements and MD&A

☐ Yes     ☐ No     Annual Financial Statements and MD&A

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